                                                Filed Pursuant to Rule 424(B)(5)
                                                Registration No. 333-82507-02


                   Pricing Supplement Dated October 10, 2001
                 To Prospectus Supplement Dated August 6, 1999
                       To Prospectus Dated August 6, 1999

                                 $1,150,000,000

                          POPULAR NORTH AMERICA, INC.

                          Medium-Term Notes, Series E

                 $700,000,000 6 1/8% Notes due October 15, 2006

                        $450,000,000 Floating Rate Notes
                              due October 15, 2003

                        Unconditionally Guaranteed as to
                      Payment of Principal and Interest by
                                 POPULAR, INC.

                               ------------------

     Popular North America, Inc. is offering two tranches of its Series E Medium-Term Notes. The 6 1/8% Notes will pay interest on each April 15 and October 15, commencing on April 15, 2002, and at maturity, and the Floating Rate Notes will pay interest on each January 15, April 15, July 15 and October 15, commencing on January 15, 2002, and at maturity. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

     The information in the accompanying prospectus and prospectus supplement under "Description of Debt Securities We May Offer" and "Description of Notes We May Offer" and so specified in this pricing supplement is applicable to the notes.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

                                                          UNDERWRITING
                                           PRICE TO       DISCOUNTS AND             PROCEEDS TO
                                          PUBLIC (1)       COMMISSIONS    POPULAR NORTH AMERICA, INC. (1)
                                       ----------------   -------------   -------------------------------
Per 6 1/8% Note......................       99.58%           0.50%                99.08%
Per Floating Rate Note...............      100.00%           0.25%                99.75%
                                       ----------------   ------------           ----------------
Total................................  $1,147,060,000     $4,625,000             $1,142,435,000

(1) Plus accrued interest from October 15, 2001, if settlement occurs after that date.

     The underwriters expect to deliver the notes to purchasers in book-entry form only through the facilities of The Depository Trust Company on or about October 15, 2001.

CREDIT SUISSE FIRST BOSTON                                              JPMORGAN

                            POPULAR SECURITIES, INC.

            The date of this pricing supplement is October 10, 2001.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                     PRICING SUPPLEMENT
Popular, Inc................................................   S-3
Popular North America, Inc..................................   S-3
Recent Developments.........................................   S-4
Selected Financial Information of Popular, Inc. ............   S-7
Consolidated Ratios of Earnings to Fixed Charges of Popular,
  Inc.......................................................   S-8
Use of Proceeds.............................................   S-9
Description of the Notes....................................   S-9
Underwriting................................................  S-11
Validity of the Notes.......................................  S-12
Experts.....................................................  S-12
Cautionary Statement Pursuant to the Private Securities
  Litigation Reform Act of 1995.............................  S-12
                   PROSPECTUS SUPPLEMENT
Description of Notes We May Offer...........................   S-2
United States Taxation......................................  S-21
Supplemental Plan of Distribution...........................  S-33
Validity of the Notes.......................................  S-34
                         PROSPECTUS
Popular, Inc................................................     2
Popular International Bank, Inc.............................     3
Popular North America, Inc..................................     3
Consolidated Ratios of Earnings to Fixed Charges of Popular,
  Inc. .....................................................     4
Holding Company Structure...................................     4
Use of Proceeds.............................................     7
Description of Debt Securities We May Offer.................     8
Description of Preferred Stock..............................    24
Validity of Offered Securities..............................    28
Experts.....................................................    29
Plan of Distribution........................................    29
Where You Can Find More Information.........................    30
Incorporation of Information We File with the SEC...........    31

                               ------------------

     You should rely only on the information contained in this document or incorporated in this document by reference. We have not authorized anyone to provide you with different or additional information. This document may be used only where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                                 POPULAR, INC.

     Popular, Inc. is a diversified, publicly owned bank holding company, registered under the Bank Holding Company Act of 1956, as amended and, accordingly, subject to the supervision and regulation of the Board of Governors of the Federal Reserve System. Popular, Inc. was incorporated in 1984 under the laws of the Commonwealth of Puerto Rico and is the largest financial institution in Puerto Rico, with consolidated assets of $27.9 billion, deposits of $15.6 billion and stockholders' equity of $2.2 billion at June 30, 2001. Based on total assets at September 26, 2001, Popular, Inc. was the 32nd largest bank holding company in the United States.

     Popular, Inc.'s principal subsidiary, Banco Popular de Puerto Rico, was incorporated in 1893 and is Puerto Rico's largest bank with consolidated assets of $18.5 billion, deposits of $11.3 billion and stockholders' equity of $1.5 billion at June 30, 2001. Banco Popular de Puerto Rico accounted for 67% of the consolidated assets of Popular, Inc. at June 30, 2001. A consumer-oriented bank, Banco Popular de Puerto Rico has the largest retail franchise in Puerto Rico, operating 198 branches and 497 automated teller machines. Banco Popular de Puerto Rico has the largest trust operation in Puerto Rico. Banco Popular de Puerto Rico also operates 12 branches in the U.S. Virgin Islands, one branch in the British Virgin Islands and one branch in New York. Banco Popular de Puerto Rico's deposits are insured under the Bank Insurance Fund of the Federal Deposit Insurance Corporation.

     Banco Popular de Puerto Rico has three subsidiaries: Popular Auto, Inc., Puerto Rico's largest vehicle leasing and daily rental company, Popular Finance, Inc., a small-loan and second mortgage company with 60 offices in Puerto Rico, and Popular Mortgage, Inc., a mortgage loan company with 22 offices in Puerto Rico.

     Popular, Inc. has three other principal subsidiaries: Popular Securities, Inc., Popular International Bank, Inc. and GM Group, Inc. Popular Securities, Inc. is a securities broker-dealer in Puerto Rico with financial advisory, investment and security brokerage operations for institutional and retail customers and is an underwriter of the notes. Popular International Bank, Inc. owns the outstanding stock of Popular North America, Inc., ATH Costa Rica and CreST, S.A. GM Group, Inc. provides electronic data processing and consulting services, sale and rental of electronic data processing equipment, and sale and maintenance of computer software to clients in ten countries through offices in Puerto Rico, Venezuela, Miami and the Dominican Republic. At June 30, 2001, GM Group, Inc. had assets of $77.5 million.

     In addition, Popular, Inc. has an 85% investment in Newco Mortgage Holding Corporation, a mortgage banking organization with operations in Puerto Rico that does business as Levitt Mortgage. At June 30, 2001, the assets of Levitt Mortgage totaled $8.7 million.

     Effective May 30, 2001, Popular International Bank, Inc. exercised its option to acquire 19.99% of Centro Financiero BHD, S.A., a diversified financial company in the Dominican Republic with consolidated assets of $1.1 billion at December 31, 2000.

     Popular International Bank, Inc. is a wholly-owned subsidiary of Popular, Inc. organized in 1992 that operates as an "international banking entity" under the International Banking Center Regulatory Act of Puerto Rico. Popular International Bank, Inc. is a registered bank holding company under the Bank Holding Company Act and is principally engaged in providing managerial services to its subsidiaries.

                          POPULAR NORTH AMERICA, INC.

     Popular North America, Inc., a wholly-owned subsidiary of Popular International Bank, Inc. and an indirect wholly-owned subsidiary of Popular, Inc., was organized in 1991 under the laws of the State of Delaware and is a registered bank holding company under the Bank Holding Company Act. Popular North America, Inc. functions as a holding company for Popular, Inc.'s mainland U.S. operations. As of June 30, 2001, Popular North America, Inc. had five direct subsidiaries, all of which were wholly-owned: Banco Popular North America, a full service commercial bank incorporated in New York State; Equity One, Inc., a diversified consumer finance company; Popular Cash Express, Inc., a retail financial services company; BanPonce Trust I, a statutory business trust; and Banco Popular, National Association, chartered in Orlando, Florida. Banco Popular, National Association commenced operations as a full service commercial bank on July 1, 2000. As of June 30, 2001, it operated one branch, its assets amounted to $31 million and it had deposits of $14.8 million. Popular Insurance, Inc., a wholly-owned non-bank subsidiary of Banco Popular, National Association and an indirect subsidiary of Popular North America, Inc., also commenced operations on July 1, 2000. Popular Insurance, Inc. is a general insurance agency that offers insurance products in Puerto Rico. As of June 30, 2001, its assets amounted to $10 million. Popular Holdings USA, Inc., which previously was the holding company of Banco Popular North America, merged with and into Popular North America, Inc. on November 1, 2000.

     The banking operations of Banco Popular North America in the mainland United States are based in six states. Banco Popular North America operated 96 branches, which accounted for aggregate assets of $5.1 billion and deposits of $4.3 billion as of June 30, 2001. The deposits of Banco Popular North America are insured under the Bank Insurance Fund by the FDIC.

     In addition, Banco Popular North America owned all of the outstanding stock of Popular Leasing, USA, a non-banking subsidiary that offers small ticket equipment leasing with 11 offices in eight states and assets of $118 million as of June 30, 2001.

     Equity One, Inc., a wholly owned subsidiary of Popular North America, Inc., is engaged in the business of granting personal and mortgage loans and providing dealer financing through 142 offices in 28 states. It had assets of $2.8 billion as of June 30, 2001. Popular Cash Express, Inc., a wholly owned subsidiary of Popular North America, Inc., offers services such as check cashing, money transfers to other countries, money order sales and processing of payments through 94 offices and 52 mobile check cashing units in five states in the United States and in Washington, D.C. Its assets totaled $60.9 million as of June 30, 2001.

                              RECENT DEVELOPMENTS

     This section presents information about Popular, Inc.'s financial results for the quarter and nine months ended September 30, 2001. You should read this information together with the financial information included in Popular, Inc.'s Current Report on Form 8-K dated October 10, 2001, Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 and Annual Report on Form 10-K for the year ended December 31, 2000, which are incorporated by reference in this pricing supplement and the accompanying prospectus. See "Where You Can Find More Information" in the accompanying prospectus for information about how to obtain copies of these documents.

     Popular, Inc.'s net income for the third quarter of 2001 was $77.2 million, compared with $71.3 million for the same quarter of 2000, an increase of $5.9 million or 8.3%. Earnings per common share for the quarter ended September 30, 2001, were $0.55, compared with $0.51 for the same period in 2000, representing an increase of 7.8%. Net earnings for the first quarter of 2001 were $74.2 million or $0.53 per common share, and net earnings for the second quarter of 2001 were $77.5 million or $0.55 per common share.

     Popular, Inc.'s return on assets was 1.10% and its return on common equity was 14.71% for the third quarter of 2001, compared with return on assets of 1.04% and return on common equity of 15.24% for the same period in 2000 and return on assets of 1.14% and return on common equity of 15.36% for the second quarter of 2001.

     For the first nine months of 2001, Popular, Inc.'s net earnings reached $229 million, compared with $200.6 million for the same period in 2000. Earnings per common share were $1.63 for the first nine months of 2001 and $1.43 for the first nine months of 2000. Return on assets was 1.11% and return on common equity was 15.10% for the first nine months of 2001. For the same period of 2000, return on assets was 1.02% and return on common equity was 14.75%.

     The results of operations for the quarter ended September 30, 2001 included pre-tax derivative losses of $8.1 million, and results of operations for the nine months ended September 30, 2001 included pre-tax derivative losses of $7.1 million, based upon the provisions of Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities." Excluding that effect, net income would have been approximately $83 million and earnings per common share would have been approximately $0.59 for the quarter ended September 30, 2001, and net income would have been approximately $234 million and earnings per common share would have been approximately $1.67 for the nine months ended September 30, 2001.

     Popular, Inc. reflected an increase of $24.6 million in net interest income for the quarter ended September 30, 2001, compared with the same quarter the prior year. This improvement was partially tempered by a decline of $2.7 million in other revenues, together with rises of $5.6 million in the provision for loan losses and $10.1 million in operating expenses.

     The net interest income for the third quarter of 2001 rose 9.9% when compared with the same period of 2000. This increase was mostly attributed to lower cost of funds, partially offset by a lower yield on earning assets. The reduction in cost of funds resulted from the lower interest scenario and a higher proportion of deposits to total liabilities. The net interest margin of Popular, Inc. increased to 4.16% for the third quarter of 2001, from 3.90% in the same quarter of 2000 and 4.14% in the second quarter of 2001. The yield on earning assets for the third quarter of 2001 was 7.83% compared with 8.76% in the same quarter of 2000. Most of the decrease in yield was experienced in the loan portfolio, where the lower rate scenario has resulted in a decline of 114 basis points in yields. The cost of interest-bearing liabilities for the third quarter of 2001 dropped by 134 basis points when compared with the same quarter the prior year.

     The provision for loan losses for the third quarter of 2001 amounted to $55.3 million compared with $49.7 million for the third quarter of 2000. This increase was principally driven by a rise in non-performing loans, resulting in part from the deteriorating economic conditions. Net charge-offs for the quarter ended September 30, 2001, were $42.2 million or 0.97% of average loans, compared with $42.5 million or 1.04% for the third quarter of 2000, and $41.7 million or 0.99% for the second quarter of 2001. Net charge-offs totaled $120.0 million or 0.95% of average loans for the nine months ended September 30, 2001 and $129.2 million or 1.10% of average loans for the nine months ended September 30, 2000.

     Non-interest income, excluding securities, trading and derivative transactions, amounted to $123.5 million for the third quarter of 2001, compared with $119.6 million for the same period in 2000 and $122.3 million in the second quarter of 2001.

     Service charges on deposit accounts and other service fees increased $7.1 million or 7.9%, when compared with the third quarter of 2000. The rise was mostly attributed to higher activity on commercial deposit accounts, increases in insurance commissions, processing and investment banking fees, as well as revenues derived from automatic teller machine and point-of-sale terminals and transactions, partially offset by lower credit card fees on the U.S. mainland. Other operating income decreased $3.3 million or 11.1% compared with the third quarter of 2000, mainly due to the pre-tax gain on the sale of Popular, Inc.'s U.S. credit card operations in 2000, which amounted to $8.5 million in the third quarter of 2000. This decline was partially tempered by higher gains on the sale of mortgage loans and higher income derived from Popular, Inc.'s investment in Telecomunicaciones de Puerto Rico, Inc.

     Losses on derivatives amounted to $8.1 million for the quarter ended September 30, 2001. These losses result from adjustments to the market value of the interest rate swaps entered into by Popular, Inc., which was negatively impacted by further declines in interest rates during the quarter. In the second quarter of 2001 Popular, Inc. recognized a derivative gain of $1.7 million as a result of the change in the fair value of the derivative instruments.

     Operating expenses amounted to $230.4 million for the third quarter of 2001, representing an increase of $10.1 million or 4.6%, compared with the same period in 2000. Personnel costs increased $7.2 million as compared with the third quarter of 2000, resulting mostly from higher salaries, commissions, pension and health insurance costs. Other operating expenses, excluding personnel costs, increased $2.9 million or 2.4%, mostly in business promotion and professional fees. Partially offsetting the rise in operating expenses were decreases in profit sharing expenses, amortization of intangibles due to the full amortization in late 2000 of the core deposits recorded on the merger with BanPonce Corporation in 1990, and equipment expenses mostly associated with former subsidiary Banco Fiduciario. When compared to the second quarter of 2001, Popular, Inc. experienced a decrease of $1.8 million or 0.8% in operating expenses, mostly in sundry losses.

     Popular, Inc.'s total assets at September 30, 2001 amounted to $28.5 billion, compared with $27.2 billion at September 30, 2000 and $27.9 billion at June 30, 2001. Popular, Inc.'s earning assets reached $26.9 billion at September 30, 2001, compared with $25.6 billion at September 30, 2000 and $26.2 billion at June 30, 2001.

     Total loans were $17.6 billion at September 30, 2001 or $1.4 billion more than the level at September 30, 2000, and $440 million over June 30, 2001. Mortgage loans accounted for the largest growth, increasing $1.3 billion since September 30, 2000 and $432 million since June 30, 2001.

     The allowance for loan losses at September 30, 2001 amounted to $327 million or 1.85% of loans compared with $295 million or 1.82% of loans at September 30, 2000. At June 30, 2001, the allowance for loan losses totaled $313 million or 1.82% of loans. Non-performing assets were $440 million or 2.49% of ending loans at September 30, 2001, compared with $344 million or 2.12% at the same date last year and $383 million or 2.23% at June 30, 2001. Non-performing mortgage loans amounted to $148 million or 34% of non-performing assets as of September 30, 2001. At September 30, 2001, the allowance for loan losses as a percentage of non-performing assets was 74.27% compared with 85.85% at September 30, 2000 and 81.90% at June 30, 2001. The increase in non-performing assets was mostly reflected in mortgage loans, which grew by $55 million since September 30, 2000 and by $30 million since June 30, 2001. Excluding non-performing mortgage loans, the allowance for loan losses to non-performing loans was 124.66% as of September 30, 2001, compared with 128.73% as of September 30, 2000 and 133.34% as of June 30, 2001. Commercial non-performing loans also increased by $46 million since September 30, 2000 and by $26 million since June 30, 2001, principally due to the current economic slowdown in the economy. Popular, Inc.'s policy is to place commercial loans on non-accrual status when payments of principal or interest are delinquent 60 days. The industry practice for most U.S. banks is to place commercial loans in non-accrual status when payments of principal or interest are delinquent 90 days. Financing leases, conventional mortgage and close-end consumer loans are placed on non-accrual status if payments are delinquent 90 days.

     In the third quarter of 2001, Banco Popular North America experienced an increase in non-performing loans in most of the industry sectors represented in its commercial loan portfolio, including the New York City taxicab medallion portfolio, of which $8 million was in non-performing status at the end of the quarter. Popular, Inc. expects to provide the taxicab medallion owners, in coordination with the New York City Economic Development Corporation and the U.S. Small Business Administration, a disaster relief loan program, which will provide cash flow relief to the affected taxicab medallion owners. As a result, Popular, Inc. does not expect any significant loss in this portfolio.

     Total deposits grew to $16.0 billion at September 30, 2001 from $14.6 billion at September 30, 2000, a rise of $1.4 billion or 10%. This increase was mostly reflected in time deposits, which grew by $1.0 billion to $6.7 billion. At June 30, 2001, total deposits amounted to $15.6 billion. Borrowed funds, including subordinated notes and capital securities, amounted to $9.7 billion at September 30, 2001, compared with $10.4 billion at September 30, 2000 and $9.6 billion at June 30, 2001. At September 30, 2001, stockholders' equity totaled $2.3 billion, compared with $1.8 billion at the same date last year. Stockholders' equity was $2.2 billion as of June 30, 2001.

                SELECTED FINANCIAL INFORMATION OF POPULAR, INC.

     The following table contains selected consolidated financial information for the periods presented. The financial information is included in our quarterly report on Form 10-Q for the quarter ended June 30, 2001 and in our annual report on Form 10-K for the year ended December 31, 2000, both of which are incorporated by reference in this pricing supplement.

                                  AS OF OR FOR THE SIX
                                  MONTHS ENDED JUNE 30,                  AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                -------------------------   -------------------------------------------------------------------
                                   2001          2000          2000          1999          1998          1997          1996
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                                        (IN THOUSANDS)
Condensed Income Statements:
Interest income...............  $ 1,073,858   $ 1,030,575   $ 2,150,157   $ 1,851,670   $ 1,651,703   $ 1,491,303   $ 1,272,853
Interest expense..............      552,623       542,419     1,167,396       897,932       778,691       707,348       591,540
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net Interest income...........      521,235       488,156       982,761       953,738       873,012       783,955       681,313
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Securities, trading and
  derivatives gains
  (losses)....................          413        15,103        13,431         (944)        12,586         6,202         3,202
Operating income..............      235,854       209,908       451,667       373,860       278,660       241,396       202,270
Operating expenses............      452,447       445,876       877,471       837,482       720,354       636,920       541,919
Provision for loan losses.....       99,496        98,732       194,640       148,948       137,213       110,607        88,839
Net loss of minority
  interest....................           12         1,193         1,152         2,454           328            --            --
Income tax....................       54,488        40,440       100,797        85,120        74,671        74,461        70,877
Cumulative effect of
  accounting changes..........          686            --            --            --            --            --            --
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net income....................  $   151,769   $   129,312   $   276,103   $   257,558   $   232,348   $   209,565   $   185,150
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========
Average Balances:
Net loans(1)..................  $16,496,421   $15,354,380   $15,801,887   $13,901,290   $11,930,621   $10,548,207   $ 9,210,964
Earning assets................   25,912,467    24,046,773    24,893,366    22,244,959    19,261,949    17,409,634    15,306,311
Total assets..................   27,448,384    25,719,423    26,569,755    23,806,372    20,432,382    18,419,144    16,301,082
Deposits......................   15,068,602    14,284,696    14,508,482    13,791,338    12,270,101    10,991,557    10,461,796
Subordinated notes............      125,000       125,000       125,000       125,000       125,000       125,000       147,951
Preferred beneficial interest
  in Popular North America's
  junior subordinated
  deferrable interest
  debentures guaranteed by
  Popular, Inc................      150,000       150,000       150,000       150,000       150,000       122,877            --
        Total stockholders'
          equity..............    2,044,659     1,836,261     1,884,525     1,712,792     1,553,258     1,370,984     1,193,506
Period End Balances:
Net loans(1)..................  $17,192,246   $15,774,604   $16,057,085   $14,907,754   $13,078,795   $11,376,607   $ 9,779,028
Allowance for loan losses.....      313,337       305,526       290,653       292,010       267,249       211,651       185,574
Earning assets................   26,247,258    24,677,648    26,339,431    23,754,620    21,591,950    18,060,998    15,484,454
Total assets..................   27,850,634    26,451,246    28,057,051    25,460,539    23,160,357    19,300,507    16,764,103
Deposits......................   15,569,785    14,460,454    14,804,907    14,173,715    13,672,214    11,749,586    10,763,275
Subordinated notes............      125,000       125,000       125,000       125,000       125,000       125,000       125,000
Preferred beneficial interest
  in Popular North America's
  junior subordinated
  deferrable interest
  debentures guaranteed by
  Popular, Inc................      150,000       150,000       150,000       150,000       150,000       150,000            --
        Total stockholders'
          equity..............    2,166,652     1,736,890     1,993,644     1,660,986     1,709,113     1,503,092     1,262,532
Financial Performance Ratios:
Return on average total
  assets......................         1.12%         1.01%         1.04%         1.08%         1.14%         1.14%         1.14%
Return on average common
  stockholders' equity........        15.31         14.50         15.00         15.45         15.41         15.83         16.17
Net interest yield (taxable
  equivalent basis)...........         4.33          4.36          4.23          4.65          4.91          4.84          4.77
Efficiency ratio..............        59.76         63.87         61.57         63.08         62.55         62.12         61.33
Overhead ratio................        41.47         45.24         41.96         48.71         49.15         49.66         49.38

---------------

(1) Includes loans held-for-sale

                                       AS OF OR FOR THE
                                       SIX MONTHS ENDED
                                           JUNE 30,         AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                       -----------------   -------------------------------------------
                                        2001       2000     2000     1999     1998     1997     1996
                                       ------     ------   ------   ------   ------   ------   -------
Capitalization Ratios
Tier I capital to risk-adjusted
  assets.............................  10.60%     10.09%   10.44%   10.17%   10.82%   12.17%    11.63%
Total capital to risk-adjusted
  assets.............................  12.57      12.12    12.37    12.29    13.14    14.56     14.18
Leverage.............................   6.89       6.42     6.40     6.40     6.72     6.86      6.71
Asset Quality Ratios
Allowance for loan losses to loans...   1.82%      1.94%    1.81%    1.96%    2.04%    1.86%     1.90%
Allowance to non-performing assets...  81.90      80.30    83.82    89.54    90.32    99.11    119.23
Non-performing assets to loans.......   2.23       2.41     2.16     2.19     2.26     1.88      1.59
Net charge-offs to average
  loans(2)...........................   0.94       1.13     1.14     0.90     0.95     0.93      0.78

---------------

(2) Annualized for the six months ended June 30, 2001 and June 30, 2000.

       CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES OF POPULAR, INC.

                                                               NINE MONTHS
                                                                  ENDED         YEAR ENDED
                                                              SEPTEMBER 30,    DECEMBER 31,
                                                              --------------   ------------
                                                              2001     2000    2000    1999
                                                              -----    -----   ----    ----
Ratio of Earnings to Fixed Charges:
  Including Interest on Deposits............................   1.4      1.3    1.3     1.4
  Excluding Interest on Deposits............................   1.8      1.6    1.6     1.7

     For purposes of computing these consolidated ratios, earnings represents income before income taxes plus fixed charges. Fixed charges represents all interest expense (ratios are presented both excluding and including interest on deposits), the portion of net rental expense which is deemed representative of the interest factor, the amortization of debt issuance expense and capitalized interest.

     See "Consolidated Ratios of Earnings to Fixed Charges of Popular, Inc." in the accompanying prospectus for these ratios for the years ended December 31, 1994 through 1998.

                                USE OF PROCEEDS

     Popular North America, Inc. will use the net proceeds of this offering for general corporate purposes, including investments in or extensions of credit to its existing and future subsidiaries and repayment of outstanding borrowings.

                            DESCRIPTION OF THE NOTES

     The following description of the terms of the notes adds information to the descriptions of the general terms and provisions of notes in the accompanying prospectus supplement and of debt securities in the accompanying prospectus. If this description differs in any way from the description in the accompanying prospectus supplement and prospectus, you should rely on this description.

     The aggregate principal amount of the 6 1/8% Notes is $700,000,000, and the aggregate principal amount of the Floating Rate Notes is $450,000,000, subject in each case to further issuances as described below under "-- Further Issuances." The 6 1/8% Notes will mature on October 15, 2006, and the Floating Rate Notes will mature on October 15, 2003. The notes are unsecured senior debt securities of Popular North America, Inc. and will rank equally with all other unsecured and unsubordinated indebtedness of Popular North America, Inc. The guarantees of the notes are unsecured senior obligations of Popular, Inc. and will rank equally with all other unsecured and unsubordinated obligations of Popular, Inc. The notes will be issued in denominations of $1,000 and integral multiples of $1,000.

     The notes may not be redeemed, in whole or in part, before maturity and do not provide for any sinking fund -- that is, we will not set aside money on a regular basis in a separate custodial account to repay the notes.

     We will issue the notes under an indenture dated as of October 1, 1991, as supplemented, with Bank One, NA, as trustee. For more information about the indenture, see "Description of Debt Securities We May Offer" in the accompanying prospectus. The paying agent and agent for registration and transfer of the notes will initially be Bank One, NA, 14 Wall Street, Eighth Floor, New York, New York 10005, Attention: Corporate Trust Services.

     The indenture does not limit the amount of other debt that Popular, Inc. or any of its subsidiaries may issue except for certain secured debt of Popular, Inc. or any material banking subsidiary of Popular, Inc., as described in the accompanying prospectus under "Description of Debt Securities We May Offer -- Restrictive Covenants."

INTEREST

     The 6 1/8% Notes will bear interest from October 15, 2001 or from the most recent interest payment date on which Popular North America, Inc. has paid or provided for interest on the notes, at the annual rate of 6 1/8%, payable semiannually on April 15 and October 15 of each year, commencing on April 15, 2002, to the person in whose name the notes are registered at the close of business on April 1 or October 1, as the case may be, immediately preceding that April 15 or October 15; provided, however, that interest payable at maturity will be paid to the person to whom principal is payable.

     The Floating Rate Notes will bear interest from October 15, 2001 or from the most recent interest payment date on which Popular North America, Inc. has paid or provided for interest on the notes, at a rate equal to the base rate plus the spread, as determined by the calculation agent. Bank One, NA will initially act as calculation agent. The interest rate on the Floating Rate Notes will reset quarterly and will be an annual rate equal to three-month LIBOR plus 165 basis points (1.65%). The interest rate in effect from the original issue date to the first interest reset date of January 15, 2002 will be 4.08%. The index currency will be U.S. dollars; the reference page will be the Telerate LIBOR page; the interest reset dates will be each January 15, April 15, July 15 and October 15, commencing January 15, 2002; the interest determination date relating to each interest reset date will be the second London business day preceding the interest reset date; the regular record dates for interest will be the close of business on January 1,

April 1, July 1 or October 1, as the case may be, immediately preceding the applicable interest payment date; provided, however, that interest payable at maturity will be paid to the person to whom principal is payable; and the interest payment dates will be each January 15, April 15, July 15 and October 15, commencing January 15, 2002, and at maturity. By London business day we mean any day on which dealings in U.S. dollars are transacted in the London interbank market. No maximum or minimum rate of interest will apply to the Floating Rate Notes. See "Description of Notes We May Offer -- Interest Rates -- Floating Rate Notes -- LIBOR Notes" in the accompanying prospectus supplement for more information about how interest on the Floating Rate Notes will be calculated.

     If any payment date for either tranche of notes is not a business day, we will make the payment on the next business day, but without any additional interest as a result of the delay in payment, except that in the case of the Floating Rate Notes, if that next business day falls in the next calendar month, then the interest payment date will be advanced to the next preceding day that is a business day. In all cases, an interest payment date that falls on the maturity will not be changed. By business day we mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close and, in the case of the Floating Rate Notes is also a London business day.

FURTHER ISSUANCES

     We may, without the consent of the holders of the notes of either tranche, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the notes of either tranche offered by this pricing supplement. Any additional notes will, together with the notes offered by this pricing supplement and any other Medium-Term Notes, Series E issued by Popular North America, Inc., constitute a single series of notes under the indenture.

GLOBAL NOTES

     The notes of each tranche will be represented by or more global notes deposited with The Depository Trust Company as the depositary for the notes and registered in the name of DTC's nominee. See "Description of Debt Securities We May Offer -- Legal Ownership of Securities," "-- What Is a Global Debt Security?" and "-- Special Considerations for Global Debt Securities" in the accompanying prospectus for additional information about DTC and procedures applicable to the global notes.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in a terms agreement dated as of October 10, 2001, which supplements the distribution agreement described in the attached prospectus supplement under the heading "Supplemental Plan of Distribution," we have agreed to sell to the underwriters named below, and the underwriters have severally but not jointly agreed to purchase from us, the following respective principal amounts of the notes:

                                                              PRINCIPAL AMOUNT      PRINCIPAL AMOUNT
                        UNDERWRITER                           OF 6 1/8% NOTES    OF FLOATING RATE NOTES
                        -----------                           ----------------   ----------------------
Credit Suisse First Boston Corporation......................    $315,000,000          $202,500,000
J.P. Morgan Securities Inc..................................     315,000,000           202,500,000
Popular Securities, Inc.....................................      70,000,000            45,000,000
                                                                ------------          ------------
          Total.............................................    $700,000,000          $450,000,000
                                                                ============          ============

     The terms agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The terms agreement provides that the underwriters are obligated to purchase all of the notes, if they purchase any of the notes.

     The underwriters propose to offer some of the notes directly to the public at the public offering prices stated on the cover page of this pricing supplement and some of the notes to dealers at the applicable price less a concession not to exceed 0.30% of the principal amount of the 6 1/8% Notes and 0.15% of the principal amount of the Floating Rate Notes. The underwriters may allow, and dealers may reallow, a concession not to exceed 0.250% of the principal amount per 6 1/8% Note and 0.125% of the principal amount per Floating Rate Note on sales to other dealers. After the initial public offering, the underwriters may change the public offering prices and concessions.

     The notes are new issues of securities with no established trading market. One or more of the underwriters have advised us that they intend to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. We do not know if there will be a trading market for the notes or if any trading market will be liquid.

     We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended, or contribute to payments which the underwriters may be required to make in respect of these liabilities.

     The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

     - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

     - Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

     - Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions.

     - Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the notes originally sold by the syndicate member are purchased in a syndicate or stabilizing transaction.

     Any of these transactions may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than it would otherwise be in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

     Credit Suisse First Boston Corporation and J.P. Morgan Securities Inc. will make securities available for distribution on the Internet through a proprietary web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between Credit Suisse First Boston Corporation and J.P. Morgan Securities Inc. and their respective customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from Credit Suisse First Boston Corporation and J.P. Morgan Securities Inc. based on the transactions each of them conducts through the system. Credit Suisse First Boston Corporation and J.P. Morgan Securities Inc. will make securities available to their respective customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

     We estimate that our out-of-pocket expenses for this offering will be approximately $150,000.

     Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc. and certain of their affiliates and associates are customers of, including borrowers from, engage in transactions with and/or perform services for, Popular North America, Inc. and its affiliates in the ordinary course of business. Also, in the ordinary course of their respective businesses, affiliates of these underwriters engage, and may in the future engage, in commercial banking and investment banking transactions with Popular North America, Inc. and its affiliates. Credit Suisse First Boston Corporation and J.P. Morgan Securities Inc. have performed investment banking services for Popular North America, Inc. and its affiliates and have received fees for those services.

     Popular Securities, Inc. is a wholly owned subsidiary of Popular, Inc. and is a member of the National Association of Securities Dealers, Inc. The offering is therefore being made in compliance with the applicable provisions of NASD Conduct Rule 2720. No NASD member may sell the securities to a discretionary account without the prior specific written approval of the customer.

                             VALIDITY OF THE NOTES

     The validity of the notes and guarantees will be passed upon for Popular North America, Inc. by Sullivan & Cromwell, New York, New York, and for the underwriters by Sidley Austin Brown & Wood LLP, New York, New York. Brunilda Santos de Alvarez, Esq., counsel to Popular, Inc., will pass upon the validity of the guarantees as to matters of Puerto Rico law for Popular, Inc. Sullivan & Cromwell and Sidley Austin Brown & Wood LLP will rely as to all matters of the laws of the Commonwealth of Puerto Rico upon the opinion of Brunilda Santos de Alvarez, Esq. Brunilda Santos de Alvarez, Esq. owns, directly or indirectly, 5,325 shares of common stock of Popular, Inc. pursuant to Popular, Inc.'s employee stock ownership plan and otherwise. The employee stock ownership plan is open to all employees of Popular, Inc.

                                    EXPERTS

     The financial statements incorporated in this pricing supplement and the accompanying prospectus and prospectus supplement by reference to Popular's Annual Report on Form 10-K for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      CAUTIONARY STATEMENT PURSUANT TO THE
                PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     We have included or incorporated by reference in this pricing supplement and the accompanying prospectus statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. It is possible that our actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements.

     Information regarding important factors that could cause actual results to differ, perhaps materially, from those in our forward-looking statements is contained under the caption "Item 1: Business -- Forward-Looking Statements" in Popular, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000, which is incorporated by reference in this pricing supplement and the accompanying prospectus. See "Where You Can Find More Information" in the accompanying prospectus for information about how to obtain a copy of this document.